UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                      -----------------------------------
                                 (CUSIP Number)

           Kim M. Fuerst                                  With copies to:
            President and                           Patricia M. Mitchell, Esq.
      Chief Executive Officer                       Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC                370 17th Street, Suite 4700
      1801 Broadway, Suite 600                        Denver, Colorado  80202
       Denver, Colorado 80202                             (303) 892-9400
           (303) 296-1908


--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 4, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   628652109             SCHEDULE 13D           Page  2  of  7  Pages
          --------------                                      ---    ---

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|

                                                               (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

         PF (See ITEMS 3 and 4)
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

       SHARES         ----------------------------------------------------------

    BENEFICIALLY      8    SHARED VOTING POWER

      OWNED BY               200,000 (See Item 5)

        EACH          ----------------------------------------------------------

     REPORTING        9    SOLE DISPOSITIVE POWER

       PERSON         ----------------------------------------------------------

        WITH          10   SHARED DISPOSITIVE POWER

                             200,000 (See Item 5)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000 (See Item 5.)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 7.6 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 130,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         00 (Trust)
--------------------------------------------------------------------------------

CUSIP No.   628652109             SCHEDULE 13D           Page  3  of  7  Pages
          --------------                                      ---    ---

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James E. Moore
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|

                                                                   (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

         PF - (See Items 3 and 4)
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

       SHARES         ----------------------------------------------------------

    BENEFICIALLY      8    SHARED VOTING POWER

      OWNED BY               200,000 (See Item 5)

        EACH          ----------------------------------------------------------

     REPORTING        9    SOLE DISPOSITIVE POWER

       PERSON         ----------------------------------------------------------

        WITH          10   SHARED DISPOSITIVE POWER

                             200,000 (See Item 5)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000 (See Item 5.)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 7.6 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 130,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                               Page 4 of 7 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                 December 8, 1998



ITEM 1.        SECURITY AND ISSUER.

        Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

               Colorado Wyoming Reserve Company
               c/o Trinity Petroleum Management, LLC
               1801 Broadway, Suite 600
               Denver, Colorado 80202
               (303) 296-1908

        The names and addresses of the principal executive officers of the Company are as follows:

   Name                  Title                            Address
   ----                  -----                            -------
Kim M. Fuerst            President, Treasurer,          1801 Broadway, Ste 600
                         CEO & CFO                      Denver, CO 80202

Faisal Chaudhary         Secretary                      151 Toby Lane
                                                        Anaheim Hills, CA 92807


ITEM 2.        IDENTITY AND BACKGROUND.

   (a)         James E. Moore Revocable Trust u/d/t July 28, 1994, James E.
               Moore, Trustee (the "Trust") James E. Moore, individually
   (b)         7827 Berger Avenue, Playa del Rey, California 90293
   (c)         Retired Investment Advisor; Trustee of James E. Moore Revocable
               Trust
   (d) Mr. Moore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Moore has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f) Mr. Moore is a United States citizen. The situs of the Trust is California.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 4, 1998, the Board of Directors of the Company approved an agreement with the Trust to extend the repayment date for a bridge loan from the Trust to the Company from November 30, 1998 to January 15, 1999. As partial consideration for such extension, the Trust received a warrant for the purchase of up to 100,000 shares of Common Stock, immediately exercisable at a price per share of the lower of (a) $1.00 or (b) the lowest price per share of Common Stock or Common Stock equivalent issued by the Company in any offering of its securities occurring prior to April 1, 1999 (the "Warrant"). The Trust used Trust funds for the purchase price of $100.00.

Colorado Wyoming Reserve Company                               Page 5 of 7 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                 December 8, 1998



ITEM 4.        PURPOSE OF TRANSACTION.

        The Trust entered into a loan agreement with the Company, dated as of August 25, 1998 (the "Loan Agreement"), pursuant to which the Trust loaned an original principal sum of $120,000.00 to the Company. The original loan repayment date was October 31, 1998 (the "Due Date"), which was thereafter extended to November 30, 1998. On December 4, 1998, the Company's Board of Directors authorized its President and Chief Executive Officer to execute a letter agreement to further extend the Due Date to January 15, 1999 (the "Extension Letter"). As partial consideration for its agreement to extend the Due Date, the Trust received the Warrant for a purchase price of $100.00. Pursuant to the Warrant Agreement, dated as of December 4, 1998, the Trust is entitled to purchase up to 100,000 shares of restricted Common Stock at the initial exercise price per share of the lower of (a) $1.00 or (b) the lowest price per share of Common Stock or Common Stock equivalent issued by the Company in any offering of its securities occurring prior to April 1, 1999.

           The Extension Letter also provides for (a) the appointment of an additional person selected by the Trust to serve on the Company's Board of Directors and (b) the repricing of warrants previously issued to the Trust in connection with the Loan Agreement from $1.00 per share (ownership of which was originally reported in Schedule 13D filed effective September 15, 1998, and amended in Amendment Number 1 to Schedule 13D filed effective December 2, 1998) to an exercise price per share of the lower of (a) $1.00 or (b) the lowest price per share of Common Stock or Common Stock equivalent issued by the Company in any offering of its securities occurring prior to April 1, 1999.

        Mr. Moore's beneficial equity ownership in the Company results solely from his position as settlor and trustee of the above-referenced Trust.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) The Trust is the beneficial owner of 200,000 shares of Common Stock, which includes a previously-issued warrant to purchase 30,000 Shares, presently exercisable at $1.00 per share, and the Warrant to purchase 100,000 Shares, presently exercisable at $1.00 per share described above. The Trust's beneficial ownership represents approximately 7.6 percent of the Company's Common Stock. Mr. Moore may be deemed to share voting and dispositive power over such Shares with the Trust, for which he is sole Trustee.

   (c) Other than receipt of the Warrant described in Item 4, neither Mr. Moore individually, nor the Trust, have been involved in any Share transactions since the filing of Amendment No. 1 to
               Schedule 13D, effective December 2, 1998.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e) As of December 4, 1998, the Trust is the beneficial owner of more than 5 percent of the Company's Shares. Mr. Moore, individually, is the indirect beneficial owner of more than 5 percent of the Company's Shares due solely to his position as Trustee for the Trust.

Colorado Wyoming Reserve Company                               Page 6 of 7 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                 December 8, 1998



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships between the Trust or Mr. Moore and any other person with respect to any securities of the Company, other than the Warrant Agreement described above and the Joint Filing Agreement, dated December 8, 1998, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


ITEM 7.        MATERIAL TO BE FILED AS AN EXHIBIT.

               Exhibit A -   Warrant Agreement, dated as of December 4, 1998,
               between the Company and the Trust.

               Exhibit B -   Joint Filing Agreement, dated December 8, 1998,
                             by and between James E. Moore and The James E.
                             Moore Revocable Trust U/D/T dated July 28, 1994,
                             James E.
                             Moore, Trustee.








                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 8, 1998                 /s/ JAMES E. MOORE
                                     -------------------------------------------
                                     James E. Moore, Individually



                                     JAMES E. MOORE REVOCABLE TRUST U/D/T
                                     DATED JULY 28, 1994


                                     By:  /s/ JAMES E. MOORE
                                        ----------------------------------------
                                        James E. Moore, Trustee

Colorado Wyoming Reserve Company                               Page 7 of 7 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                December 8, 1998



                          EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A      Warrant Agreement, dated as of December 4, 1998, between the
               Company and the Trust.


Exhibit B      Joint Filing Agreement, dated December 8, 1998, by and between
               James E. Moore and The James E. Moore Revocable Trust U/D/T dated
               July 28, 1994, James E. Moore, Trustee.